

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 17, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 15, 2006**
> **File No. 333-85306**

Dear Mr. Ming:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.02 Form 8-K filed May 15, 2006</u>

1.  In the amended Form 8-K that you intend to file with the independent accountants' letter as an exhibit, please address the following and confirm that you will provide like disclosure in the filing you intend to amend:

- Clearly identify those within the Company who concluded that your previously issued financial statements reported in your Form 10-KSB for the fiscal year ended December 31, 2005 should no longer be relied upon;

- Expand your disclosure to more clearly explain the nature and cause of the error.  Please note that paragraph 1 of SFAS 154 indicates that "The correction of an error in previously issued financial statements is not deemed to be an accounting change."  In this regard, we note your statement that "The amendment includes changing the accounting treatment…"

2.  Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the fiscal year ended December 31, 2005 in light of the error you have disclosed.  Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal quarter ended March 31, 2006.

3.  We note that you intend to file restated financial statements.  Since you have not indicated how or when you intend to do so, please advise.  We may have further comment after you file the restated financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jennifer Goeken at (202) 551-3721.

Sincerely,


Jill S. Davis
Branch Chief